SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Appendix 4D: Half year ended December 31, 2010

Prana Biotechnology Limited	(ASX:PBT)

Appendix 4D
For the Half Year Ended 31 December 2010

Results for Announcement to the Market
Current Reporting Period - Half year Ended 31 December 2010
Previous Reporting Period - Half year Ended 31 December 2009

Revenue from continuing operations	down	24.28%	to	$70,310

Loss after tax attributable to members	up	72.99%	to	$(3,833,093)

Net loss for the period attributable to members	up	72.99%	to	$(3,833,093)

Franked Amount
Dividends (distribution)	Amount per Security	per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 31 December 2010	1.05
As at 30 June 2010	2.23

Record date for determining entitlements to the
dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:
Prana Biotechnology Ltd recorded revenue of A$70,310 for the period ended 31 December 2010 (2009: A$92,856), which is interest received on company bank accounts. The decrease in interest received is due to reduced amounts of cash on hand.

Prana Biotechnology Ltd has incurred a loss for the half year of A$3,833,093 (2009: A$2,215,845). This loss has increased due to an increase in expenditure on research and development.

Refer to the Directors' Report - Review of Operations for further information.

Interim Financial Report

Appendix 4D
Interim Financial Report

For the Half Year ended 31 December 2010
(Previous corresponding period: Half Year ended 31 December 2009)

To be read in conjunction with the 30 June 2010 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors’ Report	4

Auditors’ Independence Declaration	6

Statement of Comprehensive Income	7

Statement of Financial Position	8

Statement of Changes in Equity	9

Cash Flow Statement	10

Notes to the Financial Statements	11

Directors’ Declaration	15

Auditors’ Review Report	16

Directors’ Report Continued.....

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Company) and the entities it controlled at the end of, or during, the half year ended 31 December 2010.

Directors

The following persons were Directors of the Company during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director
Mr Paul Marks*	Non-Executive Director

*Mr Paul Marks was appointed as a director on 14 January 2010 and resigned from office on 4 January 2011.

Results and Review of Operations

Results
The Company reported a loss for the half-year of $3,833,093 (2009: $2,215,845). The loss is after fully expensing all research and development costs.

Review of Operations
Detailed below is an update on the status of the Company’s development projects and overall operations for the half-year ended 31 December 2010.

The Company’s 30 June 2010 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary
•
In July 2010, Prana presented data emerging from Prana’s research team that the neuroprotective qualities of PBT2 indicate that PBT2 may have clinical application in Huntington’s Disease (HD) patients in addition to Alzheimer’s Disease (AD). At the International Conference on Alzheimer’s Disease (ICAD) in Hawaii, Prana’s Head of Research, Associate Professor Robert Cherny described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of HD. In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein. Examination of the brains of these transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in Prana’s work on Alzheimer’s Disease.

•
In August 2010, Prana announced the grant of the key patent from the United States Patent and Trademark Office (USPTO) protecting the composition of matter of PBT2, together with protection for numerous other 8-hydroxyquinolines from Prana’s MPAC library. The USPTO also extended the patent term such that the term of the patent is to 21 December 2025 with provision for possible additional pharmaceutical patent term extensions. In the same month, the nine month mandatory post-grant opposition period for the related case in Europe lapsed without any third party opposition. Accordingly, the case in Europe was placed on the Register of European Patents and the term is until 16 July 2023 with provision for possible pharmaceutical extension of patent term of five years.

•
In September 2010, the highly regarded scientific journal Cell published the paper entitled, “Iron-export ferroxidase activity of beta-amyloid precursor protein (APP) is inhibited by zinc in Alzheimer’s Disease”, co-authored by Professor Ashley Bush, a founding scientist of Prana and member of the Company’s R&D Advisory Board. The paper reported on the new discovery that APP plays a critical role in exporting iron out of neurons. A necessary function to prevent the buildup of iron in neurons, otherwise the iron promotes oxidative stress leading to neuronal death. APP can be prevented from performing this vital role by zinc present in the synapses. In AD, zinc accumulates in the synapses by being trapped by the amyloid aggregates that accumulate in the synapses as AD progresses. Accordingly, Prana’s therapeutic strategy of restoring normal metal levels, such as zinc, in the brain is supported by these new research findings. PBT2 can transport zinc into neurons to promote normal neurotransmission and improve cognition.

Directors’ Report Continued.....

•
Late in September the company announced that there was sufficient compelling evidence for one of its Parkinson’s Disease (PD) drug candidates, PBT434, to be declared its lead development compound for PD. PBT434 has demonstrated significant rescue of the neurons that die in PD, the substantia nigra, in two animal models of PD and that this preservation of neurons translated into significant improvement in motor coordination. Moreover, PBT434 has been shown to elevate levels of the protective protein called DJ-1 which is known to be important in reducing the rise of oxidative stress build-up in neurons in PD. Mutations in the gene for this protein cause Early Onset Parkinson’s Disease. In addition PBT434 appears to reduce levels of another protein implicated in the pathology of PD called alpha – synuclein. The findings were presented at the 2nd World Parkinson Congress in Glasgow late September by Prana’s Head of Research, Associate Professor Robert Cherny.

•
In December 2010, Prana management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s Disease with PBT2. The group comprised leading clinical researchers from Australia and the United States including members from the Huntington Study Group based in the US and Australia. PBT2 has previously demonstrated that it can improve cognitive executive function in a Phase IIa study in Alzheimer’s patients. The team considered the type of Phase IIa study most appropriate for PBT2, understanding its potential as a disease modifying approach to the treatment of this crippling disease.

Auditor’s Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne

Dated: 28th Day of February 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Barlow

Andrew J. Barlow
Partner
PricewaterhouseCoopers

Melbourne
28 February 2011

Liability limited by a scheme approved under Professional Standards Legislation

Statement of Comprehensive Income

Statement of Comprehensive Income
For the Half Year Ended 31 December 2010

		Consolidated Entity
	Note	31 December 2010	31 December 2009
		$	$

Revenue from ordinary activities		70,310	92,856

Intellectual property expenses		(212,103)	(257,882)
Auditor and accounting expenses		(87,888)	(111,573)
Research and development expenses	4	(1,535,868)	289,316
Personnel expenses		(1,349,151)	(1,583,589)
Depreciation expenses		(16,658)	(16,665)
Other expenses		(429,210)	(482,704)
Travel expenses		(62,348)	(118,460)
Public relations and marketing expenses		(56,299)	(58,280)
Foreign exchange gain (loss)		(153,878)	31,136

Loss before income tax expense		(3,833,093)	(2,215,845)

Income tax expense		-	-

Loss for the period		(3,833,093)	(2,215,845)

Other comprehensive income		-	-

Other comprehensive income for the period, net of tax		-	-

Total comprehensive income for the period		(3,833,093)	(2,215,845)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic loss per share	8	(1.59)	(1.00)
Diluted loss per share	8	(1.59)	(1.00)

The accompanying notes form part of these financial statements.

Statement of Financial Position

Statement of Financial Position
As at 31 December 2010

		Consolidated Entity
	Note	31 December 2010	30 June 2010
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		2,881,555	5,227,298
Trade and other receivables		695	825
Other current assets		680,617	1,479,603

TOTAL CURRENT ASSETS		3,562,867	6,707,726

NON-CURRENT ASSETS
Plant and equipment		55,660	58,527
Other non-current assets		35,164	35,164

TOTAL NON-CURRENT ASSETS		90,824	93,691

TOTAL ASSETS		3,653,691	6,801,417

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		789,365	1,244,417
Provisions		311,319	256,074

TOTAL CURRENT LIABILITIES		1,100,684	1,500,491

NON-CURRENT LIABILITIES
Provisions		4,047	71,610

TOTAL NON-CURRENT LIABILITIES		4,047	71,610

TOTAL LIABILITIES		1,104,731	1,572,101

NET ASSETS		2,548,960	5,229,316

EQUITY
Issued and unissued capital	6	76,441,240	75,120,164
Reserves	7	8,414,240	8,582,579
Accumulated losses		(82,306,520)	(78,473,427)

TOTAL EQUITY		2,548,960	5,229,316

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

Statement of Changes in Equity
For the Half Year Ended 31 December 2010

		Consolidated Entity
	Issued and
	Unissued		Accumulated
	Capital	Reserve	Losses	Total
	$	$	$	$

Balance at 30 June 2009	70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Shares issued gross of costs	5,142,857	-	-	5,142,857
Options exercised	72,508	(72,508)	-	-
Options issued	-	1,154,743	-	1,154,743
Options forfeited	-	-	-	-
Equity to be issued	50,386	-	-	50,386
Transaction costs	(339,878)	-	-	(339,878)
Share options - value of share option scheme	-	108,263	-	108,263
	4,925,873	1,190,498	-	6,116,371
Loss for the year	-	-	(2,215,845)	(2,215,845)
Total comprehensive income for the year	-	-	(2,215,845)	(2,215,845)
Balance at 31 December 2009	75,114,862	8,317,830	(75,782,350)	7,650,342
Transactions with owners in their capacity as owners:
Shares issued gross of costs	(25,636)	-	-	(25,636)
Options exercised	17,599	(17,599)	-	-
Options issued	-	175,660	-	175,660
Options forfeited	-	-	-	-
Equity to be issued	17,517	-	-	17,517
Transaction costs	(4,178)	-	-	(4,178)
Share options - value of share option scheme	-	106,688	-	106,688
	5,302	264,749	-	270,051
Loss for the year	-	-	(2,691,077)	(2,691,077)
Total comprehensive income for the year	-	-	(2,691,077)	(2,691,077)
Balance at 30 June 2010	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,146,783	-	-	1,146,783
Options exercised	189,648	(189,648)	-	-
Options issued	-	5,850	-	5,850
Options forfeited	-	(2,265)	-	(2,265)
Equity to be issued	4,768	-	-	4,768
Transaction costs	(20,123)	-	-	(20,123)
Share options - value of share option scheme	-	17,724	-	17,724
	1,321,076	(168,339)	-	1,152,737
Loss for the year	-	-	(3,833,093)	(3,833,093)
Total comprehensive income for the year	-	-	(3,833,093)	(3,833,093)
Balance at 31 December 2010	76,441,240	8,414,240	(82,306,520)	2,548,960

The accompanying notes form part of these financial statements.

Cash Flow Statement

Cash flow Statement
For the Half Year Ended 31 December 2010

		Consolidated Entity
	Note	31 December 2010	31 December 2009
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(3,361,784)	(1,681,887)
Interest received		70,440	82,297

NET OPERATING CASH FLOWS	10	(3,291,344)	(1,599,590)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment		(8,083)	(20,288)

NET INVESTING CASH FLOWS		(8,083)	(20,288)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		1,150,000	6,000,000
Transaction costs relating to equity issuances		(20,123)	(339,878)

NET FINANCING CASH FLOWS		1,129,877	5,660,122

NET INCREASE IN CASH AND CASH EQUIVALENTS		(2,169,550)	4,040,244

Cash and cash equivalents at the beginning of the half year		5,227,298	4,304,977
Effects of exchange rate changes on cash and cash equivalents		(176,193)	26,785

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR		2,881,555	8,372,006

The accompanying notes form part of these financial statements.

Notes to the Financial Statements Continued.....

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2010 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2010 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Accounting Policies
The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2010.

Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 31 December 2010, the consolidated entity incurred an operating loss of A$3,833,093 ( December 2009 loss: A$2,215,845). As at the half year-end, the consolidated entity’s net assets stood at A$2,548,960 (June 2010: A$5,229,316). The consolidated entity’s cash position has decreased to A$2,881,555 at 31 December 2010 from A$5,227,298 at 30 June 2010.  There remains a material uncertainty of the Company’s ability to continue as a going concern for a further twelve months from the date of signing the financial report and, therefore, whether the Company will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. However, the Directors believe that the going concern basis of preparation is appropriate given the following:

•
The preservation of the Company’s cash by the prioritisation of Prana’s research and development programs. Accordingly, the Company is focussing on optimising opportunities to advance PBT2 back into the clinic in affordable strategies for Alzheimer’s and Huntington’s Disease.

•
The Company is presently securing the financing necessary to ensure it continues as going concern over the next twelve months. However, to continue to meet it's longer term business objectives beyond the next twelve months, which would include advancement of the above noted programs, the Company would need to secure additional financing, which it is seeking via various opportunities. These include, mergers and acquisitions, potential joint venture arrangements and other means of securing resources from potential partners or investors.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 31 December 2010. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2 - Dividends

The Company resolved not to declare any dividends for the period ended 31 December 2010.

Note 3 - Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Notes to the Financial Statements Continued.....

Note 4 – Research and Development

		Consolidated Entity
	Note	31 December 2010	31 December 2009
		$	$

Research and development expenses

Personnel expenses related to research and development		(223,177)	(277,551)
Research and development expenses	(a)	(1,535,868)	289,316

Total Research and development expenses		(1,759,045)	11,765

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

For the six months ended 31 December 2010, the Company incurred research and development expenses of $1,759,045.  Such expenses were offset by cash that the Company received or is receivable, due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being $1,535,868.

Note 5 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 6 - Contributed Equity

		Consolidated Entity
		31 December 2010		30 June 2010
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	242,037,203	73,739,596	234,045,871	72,418,520
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			76,441,240		75,120,164

(a) Fully Paid Ordinary Shares

At the beginning of the year		234,045,871	72,418,520	202,710,473	67,487,345
Shares issued		7,174,749	1,151,551	30,915,000	5,185,124
Shares issued upon exercise of options		816,583	189,648	420,398	90,107
Transaction costs relating to share issues		-	(20,123)	-	(344,056)

At the end of the year		242,037,203	73,739,596	234,045,871	72,418,520

(b) Options over Fully Paid Ordinary Shares

At the beginning of the year		-	2,701,644	14,279,133	2,701,644
Expired options, unexercised		-	-	(14,279,133)	-

At the end of the year		-	2,701,644	-	2,701,644

Notes to the Financial Statements Continued.....

Note 7 – Reserves – Share Based Payments

	Consolidated Entity
	31 December 2010		30 June 2010
	No.	$	No.	$

Options over Fully Paid Ordinary Shares	17,531,311	6,445,243	26,419,378	6,613,582
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	-	453,563	-	453,563

Total Share Based Payments	17,911,311	8,414,240	26,799,378	8,582,579

During the half year ended 31 December 2010, the following movements in options to purchase fully paid ordinary shares occurred:

Options
•	Grant of options to purchase 200,000 ordinary shares to consultants
•	Exercise of options to purchase 316,583 ordinary shares by employees
•	Exercise of options to purchase 500,000 ordinary shares by consultants
•	2,677,500 options expired on 1 July 2010, held by directors, employees and consultants
•	2,000,000 options expired on 1 July 2010, held by consultants
•	431,992 options expired on 1 November 2010, held by investors
•	2,400,000 options expired on 1 November 2010, held by directors
•	250,000 options expired on 1 November 2010, held by employees
•	80,000 options forfeited on 4 November 2010, upon termination of an employee
•	431,992 options expired on 1 December 2010, held by investors

Note 8 - Loss per Share

	Consolidated Entity
	31 December 2010	31 December 2009
Basic loss per share (cents)	(1.59)	(1.00)
Diluted loss per share (cents)	(1.59)	(1.00)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(3,833,093)	(2,215,845)

	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	240,724,753	221,209,017

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore they have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 9 - Net Tangible Assets

	Consolidated Entity
	31 December 2010	30 June 2010
Net Tangible Assets	$2,548,960	$5,229,316
No. of Shares	242,037,203	234,045,871

Net Tangible Assets (cents)	1.05	2.23

Notes to the Financial Statements Continued.....

Note 10 - Cash Flow Reconciliation

	Consolidated Entity
	31 December 2010	31 December 2009
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(3,833,093)	(2,215,845)

Add back depreciation expense	16,658	16,665
Add back equity to be issued	-	50,386
Add back share based payments expense	22,860	405,863
Loss on sale of plant & equipment	(5,488)	-
Increase/(Decrease) in provisions	(12,386)	37,297
(Increase)/Decrease in accounts receivable	130	(10,707)
(Increase)/Decrease in other current assets	798,986	65,573
Increase/(Decrease) in accounts payable	(455,204)	77,963
Add back foreign exchange	176,193	(26,785)
Net Operating Cash Flows	(3,291,344)	(1,599,590)

(b) Reconciliation of cash and cash equivalents
	31 December 2010	30 June 2010
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	$2,881,555	$5,227,298

Note 11 - Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Director’s Declaration

The Directors’ of the Company declare that;

1.	The financial statements and notes, as set out on pages 7 to 14 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

b.	giving a true and fair view of the Company’s financial position as at 31 December 2010 and of its performance for the half year ended on that date.

2.	In the Directors’ opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Director

Melbourne

Dated: 28th Day of February 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au

Independent auditor's review report to the members of Prana Biotechnologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnologies Limited, which comprises the statement of financial position as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for the Prana Biotechnologies Limited. The consolidated entity comprises both Prana Biotechnologies Limited the company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001* and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Prana Biotechnologies Limited (continued)

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnologies Limited is not in accordance with the Corporations Act 2001 including:

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the half year financial report, which comments on the potential consequences of the company's cost reductions and ability to continue raising funds to meet their operational requirements. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the entity's ability to continue as a going concern and therefore the entity may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the half year financial report.

PricewaterhouseCoopers

PricewaterhouseCoopers

Barlow

Andrew Barlow
Partner

Melbourne
28 February 2011

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: March 2, 2011